MARTIN LIPTON

HERBERT M. WACHTELL

THEODORE N. MIRVIS

EDWARD D. HERLIHY

DANIEL A. NEFF

ANDREW R. BROWNSTEIN

MARC WOLINSKY

STEVEN A. ROSENBLUM

JOHN F. SAVARESE

SCOTT K. CHARLES

JODI J. SCHWARTZ

ADAM O. EMMERICH

RALPH M. LEVENE

RICHARD G. MASON

DAVID M. SILK

ROBIN PANOVKA

DAVID A. KATZ

ILENE KNABLE GOTTS

JEFFREY M. WINTNER

TREVOR S. NORWITZ

BEN M. GERMANA

ANDREW J. NUSSBAUM

RACHELLE SILVERBERG

STEVEN A. COHEN

DEBORAH L. PAUL

DAVID C. KARP

RICHARD K. KIM

JOSHUA R. CAMMAKER

MARK GORDON

JOSEPH D. LARSON

JEANNEMARIE O’BRIEN

WAYNE M. CARLIN

STEPHEN R. DiPRIMA

NICHOLAS G. DEMMO

IGOR KIRMAN

JONATHAN M. MOSES

T. EIKO STANGE

JOHN F. LYNCH

WILLIAM SAVITT

ERIC M. ROSOF

GREGORY E. OSTLING

DAVID B. ANDERS

ANDREA K. WAHLQUIST

ADAM J. SHAPIRO

NELSON O. FITTS

JOSHUA M. HOLMES

51 WEST 52ND STREET NEW YORK, N.Y. 10019-6150 TELEPHONE: (212) 403 -1000 FACSIMILE: (212) 403 -2000

DAVID E. SHAPIRO

DAMIAN G. DIDDEN

IAN BOCZKO

MATTHEW M. GUEST

DAVID E. KAHAN

DAVID K. LAM

BENJAMIN M. ROTH

JOSHUA A. FELTMAN

ELAINE P. GOLIN

EMIL A. KLEINHAUS

KARESSA L. CAIN

RONALD C. CHEN

GORDON S. MOODIE

DONGJU SONG

BRADLEY R. WILSON GRAHAM W. MELI

GREGORY E. PESSIN

CARRIE M. REILLY

MARK F. VEBLEN

VICTOR GOLDFELD

EDWARD J. LEE

BRANDON C. PRICE

KEVIN S. SCHWARTZ

MICHAEL S. BENN

SABASTIAN V. NILES

ALISON ZIESKE PREISS

TIJANA J. DVORNIC

JENNA E. LEVINE

RYAN A. McLEOD

ANITHA REDDY

JOHN L. ROBINSON

JOHN R. SOBOLEWSKI

STEVEN WINTER

EMILY D. JOHNSON

JACOB A. KLING

RAAJ S. NARAYAN

VIKTOR SAPEZHNIKOV

MICHAEL J. SCHOBEL

ELINA TETELBAUM

ERICA E. BONNETT

LAUREN M. KOFKE

ZACHARY S. PODOLSKY

RACHEL B. REISBERG

MARK A. STAGLIANO

GEORGE A. KATZ (1965-1989) JAMES H. FOGELSON (1967-1991) LEONARD M. ROSEN (1965-2014) OF COUNSEL

MARTIN J.E. ARMS

MICHAEL H. BYOWITZ

KENNETH B. FORREST

SELWYN B. GOLDBERG

PETER C. HEIN

MEYER G. KOPLOW

LAWRENCE S. MAKOW

DOUGLAS K. MAYER

PHILIP MINDLIN

DAVID S. NEILL

HAROLD S. NOVIKOFF

LAWRENCE B. PEDOWITZ

ERIC S. ROBINSON PATRICIA A. ROBINSON* ERIC M. ROTH PAUL K. ROWE DAVID A. SCHWARTZ MICHAEL J. SEGAL ELLIOTT V. STEIN WARREN R. STERN PAUL VIZCARRONDO, JR. PATRICIA A. VLAHAKIS AMY R. WOLF
* ADMITTED IN THE DISTRICT OF COLUMBIA COUNSEL
DAVID M. ADLERSTEIN SUMITA AHUJA AMANDA K. ALLEXON LOUIS J. BARASH FRANCO CASTELLI ANDREW J.H. CHEUNG PAMELA EHRENKRANZ KATHRYN GETTLES-ATWA ADAM M. GOGOLAK	NANCY B. GREENBAUM MARK A. KOENIG J. AUSTIN LYONS ALICIA C. McCARTHY PAULA N. RAMOS NEIL M. SNYDER S. CHRISTOPHER SZCZERBAN JEFFREY A. WATIKER

February 6, 2020

VIA HAND DELIVERY AND EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Attention: Franklin Wyman

 Kevin W. Vaughn

 Joseph McCann

 Celeste Murphy

Re: Upjohn Inc.

 Amendment No. 2 to Registration Statement on Form S-4

 Filed January 17, 2020

 File No. 333-234337

Ladies and Gentlemen:

On behalf of Upjohn Inc. (the “Company”), we are providing the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in its letter, dated February 3, 2020, with respect to the above-referenced Amendment No. 2 to the Registration Statement on Form S-4 (the “Registration Statement”). The Company is concurrently submitting Amendment No. 3 to the Registration Statement (“Amendment No. 3”) via EDGAR, and five courtesy copies of Amendment No. 3 marked to show changes to the Registration Statement are being sent to the Staff under separate cover.

U.S. Securities and Exchange Commission

February 6, 2020

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s response. Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 3. All references to page numbers in these responses are to the pages of Amendment No. 3.

Amendment No. 2 to Registration Statement on Form S-4

Background of the Combination, page 95

1.	We note your revised disclosure on page 100 in response to prior comment 2. Please further revise the disclosure on page 100 to present a numerical value.

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages 100 and 101 in Amendment No. 3. As set forth on page 101 of Amendment No. 3, the Pre-Distribution Upjohn Liabilities as of September 29, 2019 reflected on the Upjohn Business’s financial statements were $3,978 million, excluding the total Pre-Distribution Tax Liabilities of $5,090 million as of such date, which Pfizer agreed to retain at the outset of the negotiations.

2.

With reference to prior comment 5, please revise the disclosure on page 104 and elsewhere in the Background section, as applicable, to clarify when the parties agreed that Pfizer would retain the pre-Distribution taxes attributable to the Upjohn business. In this regard, the disclosure on page 104 suggests that Newco would assume the $4.9 billion in tax payments attributable to Upjohn (as reflected in the pro forma presentation on page 270). To the extent that the parties agreed prior to July 26-28 that Pfizer would retain these tax obligations, please revise the July 26-28 entry to quantify the magnitude of the pre-Distribution liabilities related to the Upjohn Business that were at issue during the final three days of negotiation. Also, revise the disclosure on page 103 to clarify whether Mylan’s financial advisors in rendering the joint opinion assumed that Pfizer would retain the pre-Distribution taxes attributable to the Upjohn business and Newco would assume the other pre-Distribution liabilities related to the Upjohn Business (exclusive of the contingent liabilities referenced on page 103).

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages 100, 101, 102, 103 and 105 of Amendment No. 3. As set forth on pages 100 and 101, the initial draft of the Tax Matters Agreement set forth the parties’ agreement in principle that Pfizer would generally be responsible for tax liabilities attributable to periods on or prior to the date of the Distribution, and that Pfizer would generally retain the tax benefits attributable to the Upjohn Business attributable to periods on or prior to the date of the Distribution.

As set forth on page 102 and 103, on July 15, 2019, the parties discussed an approach whereby Newco would assume all Pre-Distribution Upjohn Liabilities, other than the Pre-Distribution Tax Liabilities and certain specified antitrust matters related to the Upjohn products.

Accordingly, as set forth on page 103 and 105, the focus of the parties’ discussion regarding Pre-Distribution Upjohn Liabilities was the scope of the antitrust litigations and investigations related to the Upjohn Business that would be retained by Pfizer. As set forth on page 105, the parties resolved that Pfizer would retain antitrust litigations or investigations relating to the Greenstone generics business to the extent arising from conduct during the period prior to the Distribution and certain specified antitrust litigations or investigations relating to the Upjohn Business set forth on a schedule, and that, as of September 29, 2019, Pfizer had accrued approximately $66 million in connection with these antitrust litigation or investigation matters.

Golden Parachute Compensation, page 128

U.S. Securities and Exchange Commission

February 6, 2020

3.

With reference to your disclosures on pages 126 and 127, please provide us an analysis explaining why the $10 million award is not presented as Golden Parachute Compensation pursuant to Regulation S-K, Item 402(t). Also, revise the Background of the Combination section to include the discussions/negotiations concerning Mr. Coury’s future compensation with Newco.

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages 96, 100, 103 and 104 of Amendment No. 3.

With respect to the Staff’s comment regarding an analysis of the Golden Parachute Compensation pursuant to Item 402(t) of Regulation S-K, the Company and Mylan respectfully advise the Staff that Item 402(t) of Regulation S-K requires disclosure and quantification of compensation that is based on or otherwise relates to an applicable transaction with any “named executive officer” of the target or acquiring company. Pursuant to Instruction 1 of Item 402(t) of Regulation S-K, the relevant group of named executive officers for this purpose are those individuals that appeared as named executive officers in the issuer’s last filing that contained information required by Item 402(c) of Regulation S-K. The last filing of Mylan that included this information was the 2019 Proxy Statement for the 2019 Annual General Meeting.

Mr. Coury ceased serving as an executive officer and employee of Mylan on June 24, 2016. Since that time, he has served as non-executive Chairman of the Mylan Board and remains non-executive Chairman today. As a result, Mr. Coury did not qualify as a named executive officer for fiscal year 2017 (as reported in the 2018 Proxy Statement for the 2018 Annual General Meeting) or fiscal year 2018 (as reported in the 2019 Proxy Statement for the 2019 Annual Meeting). Mr. Coury will also not qualify as a named executive officer for any Item 402(c) disclosures in any filings for fiscal year 2019 (such as a 2020 Form 10-K or 2020 Proxy Statement for a 2020 Annual General Meeting, if applicable). As a result of not being a named executive officer, Mr. Coury is not an individual covered by the requirements of Item 402(t) of Regulation S-K. The Golden Parachute Compensation disclosure has been provided with respect to Mylan’s five named executive officers included in the 2019 Proxy Statement for the 2019 Annual General Meeting (Ms. Bresch and Messrs. Parks, Malik, Mauro and Gallagher), as required by Item 402(t) of Regulation S-K.

In addition, as noted in the disclosures on pages 126 and 127 of Amendment No. 2 to the Registration Statement, the potential arrangements for Mr. Coury were not adopted and are not currently in effect, as the Mylan Board determined to defer further consideration of the employment agreement to the Compensation Committee and independent directors of the Newco Board. Therefore, any final compensation terms for Mr. Coury’s service as Executive Chairman will be determined by the Compensation Committee and independent directors of the Newco Board following the closing.

U.S. Securities and Exchange Commission

February 6, 2020

*        *        *         *        *        *

If you have any questions, please do not hesitate to contact David K. Lam at (212) 403-1394 or dklam@wlrk.com or Gordon S. Moodie at (212) 403-1180 or gsmoodie@wlrk.com.

U.S. Securities and Exchange Commission

February 6, 2020

Very truly yours,

/s/ David K. Lam

cc:	Doug Lankler (Pfizer Inc.)

Bryan Supran (Pfizer Inc.)

Brian Roman (Mylan N.V.)

Mark I. Greene (Cravath, Swaine & Moore LLP)

Thomas E. Dunn (Cravath, Swaine & Moore LLP)

Aaron M. Gruber (Cravath, Swaine & Moore LLP)